Camber Energy, Inc. 10-Q/A

Exhibit 3.24

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Filed in the Office of	Business Number C31179-2003
Barbara K. Cegavske	Filing Number 20201101077
Secretary of State State Of Nevada	Filed On 12/14/2020 10:12:00 AM
	Number of Pages 3

Certificate of Correction
(PURSUANT TO NRS CHAPTERS 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A, 89 AND 92A)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Correction
(Pursuant to NRS Chapters 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A, 89 and 92A)

1. The name of the **entity** for which correction is being made:

CAMBER ENERGY, INC. [C31179-2003]

2. Description of the original document for which correction is being made:

Certificate of Designation (Pursuant to NRS 78.1955) of Camber Energy, Inc.'s Series C Redeemable Convertible Preferred Stock [Document Number 20190289543-73]

3. Filing date of the original document for which correction is being made: 07/08/2019

4. Description of the inaccuracy or defect:

Sections I.D.2(c) and (d) of the original Certificate of Designation (the "Designation") were not intended to be "Deemed Liquidation Events" unless the occurrence of such events was solely within the control of the Corporation. Separately, Sections I.F.4 and I.G.8 of the Designation failed to include language to clarify the Corporation's obligations if the Corporation does not have sufficient authorized but unissued shares of common stock, upon the occurrence of certain events which would otherwise result in a conversion of the Series C Redeemable Convertible Preferred Stock.

5. Correction of the inaccuracy or defect:

See attached corrected Sections I.D.2, I.F.4 and I.G.8 of the Designation.

6. Signature:

X [signature]

Authorized Signature	Title *	Date
	Interim CEO	12/14/2020

* If entity is a corporation, it must be signed by an officer if stock has been issued, OR an incorporator or director if stock has not been issued; a limited-liability company, by a manager or managing members; a limited partnership or limited-liability limited partnership, by a general partner; a limited-liability partnership, by a managing partner; a business trust, by a trustee.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Correction
Revised: 1-5-15

Section I.D.2 of the Designation is corrected to read:

“2. A “Deemed Liquidation Event” will mean: (a) a merger or consolidation in which the Corporation is a constituent party or a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except (i) any such merger or consolidation involving the Corporation or a subsidiary in which the Corporation is the surviving or resulting corporation, (ii) any merger effected exclusively to change the domicile of the Corporation, (iii) any transaction or series of transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction continue to retain more than 50% of the total voting power of such surviving entity, or (iv) the Merger; (b) Corporation issues convertible or equity securities that are senior to the Series C Preferred Stock in any respect, other than the securities issued in the Merger; (c) Holder does not receive the number of Conversion Shares stated in a Delivery Notice with 5 Trading Days of the Notice Time, due to the occurrence of an event that is solely within the control of the Corporation and excluding any event that is not solely within the control of the Corporation; (d) trading of the Common Stock is halted or suspended by the Trading Market or any U.S. governmental agency for 10 or more consecutive trading days, due to the occurrence of an event that is solely within the control of the Corporation and excluding any event that is not solely within the control of the Corporation; or (e) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation, other than the Merger and except otherwise agreed to by holders holding a majority of the then outstanding Series C Preferred Stock.”

Section I.F.4 of the Designation is corrected to read:

“4.          Mandatory Redemption. If the Corporation determines to liquidate, dissolve or wind-up its business and affairs, or upon closing or occurrence of any Deemed Liquidation Event, the Corporation will after the redemption of the Series E and Series F Preferred Stock for ownership of Lineal Holdings, LLC, to the extent allowed under applicable law, but thereafter, prior to or concurrently with the closing, effectuation or occurrence any such action, redeem the Series C Preferred Stock for cash, by wire transfer of immediately available funds to an account designated by Holder, at the Early Redemption Price set forth in Section I.F.2 if the event is prior to the Dividend Maturity Date, or at the Liquidation Value if the event is on or after the Dividend Maturity Date. The Corporation will not be required to redeem any shares of Series C Preferred Stock for cash solely because the Corporation does not have sufficient authorized but unissued shares of Common Stock to issue upon receipt of a Delivery Notice or upon a maturity conversion.”

Section I.G.8 of the Designation is corrected to read:

“8.            Conversion at Maturity. On the Dividend Maturity Date, all remaining outstanding Series C Preferred Stock will automatically be converted into shares of Common Stock, to the extent the Corporation has sufficient authorized but unissued shares of Common Stock available for issuance upon conversion.”